Exhibit 99.1

Volvo Recalls Trucks in North America

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 26, 2006--Volvo Trucks North America (NASDAQ:VOLVF) (NASDAQ:VOLVY) (STO:VOLVA) (STO:VOLVB) (BSE:VLV) has informed the US traffic safety authority NHTSA that the company is recalling 42 000 trucks of the models Volvo VN and VHD.

Volvo has discovered that the inlet pipes on the EGR (Exhaust Gas Recirculation) system may crack or break. If these pipes are not repaired or replaced, components in the engine compartments may be exposed to hot exhaust gases. This might lead to a fire.

Volvo has become aware of a number of cases of heat damage. In two cases these have led to a fire, though without any personal injury.

Volvo Trucks North America will both inspect and replace any damaged parts and also install a heat shield on all trucks. This work is estimated to take about an hour.

Customers affected by the recall can continue to drive their trucks, but should be made aware of potential exhaust leaks or noise from the engine compartment. The driver should then stop the truck and check the pipes. Volvo is also urging customers to inspect the pipes during driver's routine pre-trip inspection.

All customers will be contacted by Volvo.

January 26, 2006

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo
Claes Claeson, tel +46 31-66 39 08 / +46(0)708 - 36 39 08